January 20, 2012

Via EDGAR

Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-4561

Re:	Solera Holdings, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2011

Filed August 29, 2011

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

File No. 001-33461

Dear Mr. Gilmore:

Set forth below are the responses of Solera Holdings, Inc. (“Solera”, the “Company”, “we”, “us” or “our”) to the comment letter of December 22, 2011 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission regarding the above-referenced Form 10-K and Form 10-Q.

To facilitate your review, the comments contained in the Comment Letter are restated below (using the same numbering as contained in the Comment Letter), followed by Solera’s responses to each comment.

Form 10-K for the Fiscal Year Ended June 30, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 45

1.

We note your significant indebtedness pursuant to your senior notes and your amended and restated senior secured credit facility. We note further that you expect your existing cash on hand and cash flow from operations to be sufficient to fund acquisitions currently under review and other anticipated capital needs for the next twelve months, but it is unclear to what extent the restrictive covenants in your debt

Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

January 20, 2012

arrangements may restrict your liquidity generally or your ability to execute your strategic growth plan. In this regard, we note your intent to refinance your senior secured credit facility in order create greater operational flexibility. Please advise to what extent you considered enhancing your disclosure to address the impact on the company if a refinancing on acceptable terms cannot be obtained, and whether the negative covenants in your existing debt arrangements may restrict the company’s ability to pursue strategic growth opportunities and grow its business, generally. In addition, to the extent that non-compliance of any covenant in your senior notes or amended and restated credit facility is reasonably likely, in future filings please disclose and discuss the specific terms of your most significant and restrictive covenants. Include the most restrictive required ratios/amounts provided in the agreements and the company’s actual ratios/amounts for each period, to enable readers to understand how much cushion there is between required ratios and the actual ratios. Refer to Sections I.D and IV.C of SEC Release 34-48960.

We did not believe that either the inability to refinance our secured credit facility to create greater operational flexibility or restrictions on our ability to pursue strategic growth opportunities and grow our business as a result of the negative covenants in our existing debt arrangements was reasonably likely at the time we filed our Annual Report on Form 10-K. Accordingly, we did not believe that additional disclosure (in addition to our risk factor disclosure as described below) was necessary at the time of filing. In this connection, we considered that we were able to issue $450 million in senior notes in June 2011 on terms, including the negative covenants in the associated indenture, that did not restrict our ability to pursue strategic growth opportunities and grow our business. Furthermore, our expressed desire to refinance our secured credit facility to create greater operational flexibility is to obtain, among other things, negative covenants that are suitable for our Company as we grow; we did not intend to convey that we have outgrown the negative covenants in our current secured credit facility. In addition, ITEM 1A. of our Annual Report on Form 10-K includes certain risk disclosure describing the impact on the Company, our business and financial condition were such events to occur. However, in future filings of our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, we will enhance our disclosures regarding the potential liquidity impact (i) if we believe we will be unable to refinance our senior secured credit facility on acceptable terms and (ii) if and to the extent that the negative covenants in our existing debt arrangements are likely to restrict our ability to pursue strategic growth opportunities and grow our business.

Non-compliance with the covenants in our senior notes and amended and restated credit facility was not considered reasonably likely at the time we filed our Annual Report on Form 10-K. Accordingly, we did not believe that additional disclosure (in addition to our

Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

January 20, 2012

risk factor disclosure) was necessary at the time of filing. If non-compliance with the covenants in our debt arrangements is considered reasonably likely in the future, we will provide disclosure of the specific terms of our most significant and restrictive covenants, including quantifying the actual ratios/amounts as compared to the most restricted required ratios/amounts.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income for each of the three fiscal years in the period ended June 30, 2011, page F-5

2.	We note that you classify amortization expense related to your purchased software and database technology outside of cost of revenues. Please tell us the basis for this exclusion and how you considered, by analogy, ASC 985-20-45-1 via ASC 985-20-25-9 in this regard.

Our purchased software and database technology represents the fair value of commercialized and marketed software products and database technology acquired through business combinations.

Although we considered the guidance in ASC Topic No. 985-20-45-1 and ASC Topic No. 985-20-25-9, we do not believe it to be the guidance most relevant to determining the appropriate classification of our purchased software and database technology amortization expense.

In determining the appropriate income statement line item classification of purchased software and database technology amortization expense, as well as amortization expense of other intangible assets acquired in business combinations, we follow the guidance provided by ASC Topic No. 350-30-45-2 which states that, “The amortization expense and impairment losses for intangible assets shall be presented in income statement line items within continuing operations as deemed appropriate for each entity.” Further, ASC Topic No. 350 does not require amortization of acquired intangible assets to be allocated to any specific cost category.

Additionally, we considered the guidance provided by Staff Accounting Bulletin (“SAB”) Topic No. 11B which suggests that depreciation, depletion and amortization may be excluded from cost of revenues as long as the description of the cost of revenues line item clarifies that such amounts are excluded and classified in a separate line item. The description of the cost of revenues line item in the consolidated statements of income included in our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q is: “Total cost of revenues (excluding depreciation and amortization)”. In this regard, we also refer you to our response in our letter dated March 26, 2007 related to your comment 28 which was cleared by the staff:

Consolidated Statements of Operations, page F-4

Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

January 20, 2012

28. We note that you do not appear to report a “cost of revenues” line item within your statements of operations. Please tell us how you have complied with Rule 503.2 of Regulation S-X.

The Company acknowledges the staff’s comment and has revised its statements of operations to include cost of revenues in accordance with Rule 5-03.2 of Regulation S-X. The Company has excluded depreciation and amortization from cost of revenues and has so indicated in its statement of operations, based on Staff Accounting Bulletin (SAB) Topic 11, Miscellaneous Disclosures, Topic B, Exclusion of Depreciation and Depletion from Cost of Sales.

We also considered other qualitative factors, such as the lack of correlation between the trends in intangible assets amortization expense and revenues, the information that would be most useful to investors, and similar income statement presentation of intangible assets amortization expense by other software companies, including Oracle. In addition, we do not believe that the allocation of intangible assets amortization among the operating expense line items of the income statement would provide a more clear presentation to users of our financial statements.

Accordingly, we believe the exclusion of purchased software and database technology amortization expense from the cost of revenues line item is appropriate.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-12

3.	We note your disclosure that our contracts include the delivery of software, hosting services, up-front fees for implementation and set-up activities, and maintenance and that you consider your hosting services and maintenance to be a combined unit of account. We also note your response in your letter dated March 26, 2007 related to our comment 29 as it relates to your revenue recognition policy when a software license is included or excluded from a contract. Based on your revised disclosure, please clarify whether revenue related to the software license is recognized upon delivery and if so, whether you have established vendor-specific objective evidence (“VSOE”) of fair value for all of the undelivered elements in the contract, including how VSOE is determined, as necessary.

Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

January 20, 2012

We do not recognize revenue related to software licenses upon delivery. Instead, under our subscription-based contracts, we consider delivery of software, access to the hosted database and maintenance to be a combined unit of accounting and recognize the related revenues at the end of each month upon the completion of the monthly service. In future filings of our Annual Reports on Form 10-K, we will revise our revenue recognition accounting policy disclosure with regards to subscription-based contracts as follows:

Subscription-based and transaction-based contracts generally include the delivery of software, access to our database through a hosted service, upfront fees for the implementation and set-up activities necessary for the client to use/access the software and maintenance. Under a subscription arrangement, we consider delivery of software, access to the hosted database and maintenance to be a combined unit of accounting and recognize related revenues at the end of each month upon the completion of the monthly service. A transaction-based fee represents a payment for the right to use the software, access to the hosted database and maintenance. We consider the fee to be fixed and determinable only at the time actual usage occurs, and, accordingly, we recognize revenue at the time of actual usage.

Note 4. Goodwill and Intangible Assets

Intangible Assets, page F-23

4.	We note that the change in the gross carrying amounts of your purchased customer relationships, purchased tradenames and trademarks, and purchase software and database technology from fiscal 2010 to fiscal 2011 as disclosed in the table on page F-23 is significantly greater than the intangible assets acquired during fiscal 2011. We also note your disclosure that amortization of intangible assets totaled $61.5 million for fiscal 2011; however, the difference between accumulated amortization from fiscal 2010 to fiscal 2011 as disclosed in the table on page F-23 is significantly greater. Please explain why the amounts vary by such a significant amount.

Of the increase in the gross carrying amount of our intangible assets and the related accumulated amortization from fiscal 2010 to fiscal 2011, $94.9 million and $56.9 million, respectively, results from fluctuations in foreign currency exchange rates.

Form 10-Q for the Fiscal Quarter Ended Septemner 30, 2011

Item 4. Controls and Procedures

Changes in Internal Controls, page 31

5.	We note that your disclosure in this section references the first quarter of fiscal year 2011. Please confirm whether there were any changes in your internal controls over

Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

January 20, 2012

financial reporting during the first quarter of fiscal year 2012 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

We confirm that there were no changes in our internal controls over financial reporting during the first quarter of fiscal year 2012 that would have materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

In response to the request of the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please contact me at (817) 961-2115, or Mark Leahy of Fenwick & West LLP, our outside legal counsel, at (650) 988-8500.

Sincerely,

/s/ Jason M. Brady
Jason M. Brady
Senior Vice President, General Counsel and
Secretary

cc:	Jennifer Fugario, Securities and Exchange Commission

Courtney Haseley, Securities and Exchange Commission

Katherine Wray, Securities and Exchange Commission

Tony Aquila, Solera Holdings, Inc.

Renato Giger, Solera Holdings, Inc.

Chris Bennett, Kirkland & Ellis LLP

Fred Poska, Deloitte & Touche LLP